UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Syngenta Management Announcement”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG		Media contacts:		Analyst/Investor contacts:

Media Office		Leandro Conti		Jennifer Gough
CH-4002 Basel		Switzerland	+41 61 323 2323	Switzerland	+41 61 323 5059
Switzerland				USA	+1 202 737 6521
Tel:	+41 61 323 2323
Fax:	+41 61 323 2424	Paul Minehart
		USA	+1 202 737 8913
www.syngenta.com

Basel, Switzerland, July 5, 2017

Syngenta Management Announcement

Syngenta recently reaffirmed its goal of strengthening its leading position in Crop Protection and becoming an ambitious number three in Seeds. In order to drive achievement of this goal, the company will bring together the leadership of the Research & Development and Production & Supply functions within the Crop Protection business, led by Jon Parr, and the Seeds business, led by Jeff Rowe.

As a consequence, two members of the Syngenta Executive Committee – Trish Malarkey, Head of R&D and Mark Peacock, Head of Global Operations – will leave Syngenta at the end of September 2017.

Trish joined Syngenta 19 years ago and has been a member of the Executive Committee since 2014. Prior to her current role, Trish held a number of senior scientific roles in Crop Protection, Seeds and Biotechnology. Most recently, Trish has led the R&D organization through a significant transformation, resulting in an R&D function that is the most productive in the industry with a pipeline that will deliver value for the company for many years to come.

Mark has worked at Syngenta and its legacy companies for 34 years since joining as a graduate chemical engineer. Over the past ten years that Mark has been a member of the Executive Committee, he has led a number of functions globally, including Production & Supply, Information Services and HSE. In these roles he has led the continuous delivery of significant improvements in productivity and has played a key role in shaping our company culture.

Erik Fyrwald, CEO, said: “I want to warmly thank Trish and Mark for their outstanding contributions to Syngenta during their distinguished careers here. I wish them both every success in the future.”

About Syngenta

Syngenta is a leading agriculture company helping to improve global food security by enabling millions of farmers to make better use of available resources. Through world class science and innovative crop solutions, our 28,000 people in over 90 countries are working to transform how crops are grown. We are committed to rescuing land from degradation, enhancing biodiversity and revitalizing rural communities. To learn more visit www.syngenta.com and www.goodgrowthplan.com. Follow us on Twitter® at www.twitter.com/Syngenta.

Syngenta – July 5, 2017 / Page 1 of 2

Cautionary statement regarding forward-looking statements

Some of the statements contained in this press release are forward-looking statements, which involves a number of risks and uncertainties discussed in Syngenta’s public filings with the SEC, including the "risk factors" section of Syngenta's Form 20-F filed on February 16, 2017 as well as the U.S. Offer documents filed by ChemChina and CNAC Saturn (NL) B.V. (“Purchaser”) and the Solicitation/Recommendation Statement filed by Syngenta. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any forward-looking statements. These statements are generally identified by words or phrases such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "should", "estimate", "predict", "potential", "continue" or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. ChemChina, Purchaser and Syngenta disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this press release or otherwise.

Syngenta – July 5, 2017 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 5, 2017	By:	/s/ Tobias Meili
			Name:	Dr. Tobias Meili
			Title:	Head Corporate Legal Affairs

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration